Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Date: September 30, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

EDITED TRANSCRIPT

WAG - Q4 2014 Walgreen Co Earnings Conference Call

CORPORATE PARTICIPANTS

Rick Hans Walgreen Co - Divisional VP of IR & Finance

Greg Wasson Walgreen Co - President, CEO

Tim McLevish Walgreen Co. - EVP & CFO

Jeff Berkowitz Walgreen Co. - Co-President, Walgreens Boots Alliance Development

Alex Gourlay Walgreen Co. - EVP, President, Customer Experience & Daily Living

CONFERENCE CALL PARTICIPANTS

Robert Jones Goldman Sachs - Analyst

Mark Miller William Blair & Company - Analyst

Ricky Goldwasser Morgan Stanley - Analyst

Eric Kutcher Barclays Capital - Analyst

George Hill Deutsche Bank – Analyst

Scott Mushkin Wolfe Research - Analyst

Lisa Gill JPMorgan - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to the Walgreen Co., fourth-quarter 2014 earnings call.

(Operator Instructions)

As a reminder, this call is being recorded. I would now like to introduce your host for today’s conference, Mr. Rick Hans. Sir, you may begin.

Rick Hans - Walgreen Co - Divisional VP of IR & Finance

Thank you, Amanda, and good morning, everyone. Welcome to our fourth-quarter conference call. Today, Greg Wasson, our President and CEO, and Tim McLevish, Executive Vice President and Chief Financial Officer, will discuss the quarter and the fiscal year. Also joining us on the call, and available for questions, are Alex Gourlay, President of Customer Experience and Daily Living, and Jeff Berkowitz, Co-President of Walgreen Boots Alliance Development.

As a reminder, today’s presentation includes certain non-GAAP financial measures. I would direct you to our website at investor.Walgreens.com for reconciliations to the most directly comparable GAAP measures and related information. You can find a link to our webcast on our Investor Relations website. After the call, this presentation will be archived on our website for 12 months.

Certain statements and projections of future results made in this presentation constitute forward-looking statements that are based on current market, competitive, and regulatory expectations that involve risk and uncertainty. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statement after this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise. Please see our latest Form 10-K filing, and subsequent Exchange Act filings, for a discussion of risk factors as they relate to forward-looking statements.

Now I’ll turn the call over to Greg.

Greg Wasson - Walgreen Co - President, CEO

Thank you, Rick. Good morning, everyone, and thank you for joining us on our call. Today I’ll begin with a review of the highlights of the quarter and the fiscal year. Next I’ll provide an update on our progress toward the launch of Walgreens Boots Alliance, Inc. Finally, I’ll look ahead to FY15, and then I’ll turn the call over to Tim McLevish for a more detailed financial review.

In the quarter, we continued to see improvements in our top line, with growth in our Daily Living business and prescription volume that resulted in our largest quarterly and fiscal-year sales increases in three years. In addition, we continued to see margin improvement across the front end of our Business. As we move into FY15, we are very focused on our performance. We put into place a strong blended management team for the future Walgreens Boots Alliance organization, which is bringing greater focus and clarity to the critical work at hand.

For the quarter, net sales were $19.1 billion, up 6.2% from $17.9 billion in the fourth quarter last year. GAAP operating income for the quarter was $969 million, down 5.8% from $1 billion last year. Adjusted operating income for the quarter was $1.14 billion, up 3.5% from $1.1 billion in fourth-quarter 2013. The GAAP loss per share in the fourth quarter equaled $0.25, compared to earnings per share of $0.69 last year.

Fourth-quarter adjusted earnings per diluted share were $0.74, up 1.4% from $0.73 in the same quarter last year. This quarter’s GAAP results were negatively impacted by an $866-million, or $0.90 per diluted share, non-cash loss related to the amendment and exercise during the quarter of the Company’s Alliance Boots call option.

Now turning to our fiscal-year performance, sales were $76.4 billion, compared to $72.2 billion last year, up 5.8%. GAAP operating income was $4.2 billion, up 6.4% from $3.9 billion in FY13. Adjusted operating income for the year was $4.9 billion, compared to $4.7 billion in 2013, up 4.6%. Our full-year GAAP earnings per diluted share were $2, down 21.9% from $2.56 last year. On an adjusted basis, earnings per diluted share were $3.28, up 5.1% compared to $3.12 last year.

We closed FY14 entering the next important phase in our strategic partnership with Alliance Boots, amending and exercising the option to complete the second step. Through the transaction, the new Walgreens Boots Alliance will have unmatched global reach, strength, and leadership, and a broad mix of retail, health, well-being, and beauty businesses; and an international pharmacy wholesale network, all dedicated to ensuring people across the world lead healthier and happier lives.

This fiscal year, we also completed the transition of our drug distribution to AmerisourceBergen. Their company now supplies virtually all of our brand and generic medications. This strategic relationship, together with Alliance Boots, is establishing the leading global pharmaceutical wholesale and distribution network. Importantly, we achieved $491 million in synergies through our WBAD joint venture. Our retail pharmacy market share grew 30 basis points to 19% in FY14, and we filled a record 856 million prescriptions.

In our Daily Living business, it was a big year for beauty. We launched Boots No7 product in our Phoenix and New York markets in our flagship locations to very positive customer reaction and improved performance. Finally, we increased our dividend for the 39th consecutive year.

Turning to trends in gross profit dollars and SG&A dollars: In the fourth quarter, on a GAAP basis, our gross profit dollars increased 2.6%, or $136 million from a year ago. SG&A dollars increased 4.8%, or $207 million, compared to the same time last year.

Adjusted gross profit dollars increased 2.6%, or $133 million, compared to the same quarter last year. Gross profit dollars grew primarily as a result of the improvement in script comps and front-end comp sales. Gross profit dollar growth also benefited from brand-to-generic conversions year over year, but were negatively impacted by lower third-party reimbursement and generic drug price inflation.

Our adjusted SG&A dollars increased 2.1%, or $86 million, compared to the same quarter last year. These results reflect the impact of savings from enterprise optimization, our efforts under way to improve efficiency across our Organization. Looking ahead, we will continue our strong focus on cost reduction, driving to achieve our $1-billion target over three years, which we announced in August. We have put headquarters and non-labor spending reductions into immediate effect, and are continuing to work toward greater efficiencies in our processes through Walgreens Lean Six Sigma.

Now, turning to our key performance drivers: In pharmacy, health and wellness, our script comp was up 3.9% in the quarter. We filled 211 million prescriptions in the quarter, up 4.2% from the same period last year. To drive that performance, we continued our focus on winning with high-value seniors through preferred relationships with Medicare Part D plans. Since 2013, our prescription share with Med Part D seniors has grown more than twice as fast as our overall retail prescription share. On average, Med D seniors fill 3 times as many prescriptions as our non-Part D, or non-Med D customers.

We also are capturing share in the fast-growing specialty market by improving and integrating care for patients with complex chronic disease states across our Enterprise. By the end of the fiscal year, we now have access to more than 100 limited distribution drugs by manufacturers, reflecting their growing desire to work with our unique specialty network of health system pharmacies, complex therapy pharmacies, and fusion pharmacies, and our specialty at retail offering.

In the fourth quarter, we continued to face headwinds to our pharmacy margin from ongoing pressure from reimbursement and generic drug inflation. To address the pressure on our pharmacy margin, we are focused on our contracting strategy to evolve our payer contracts to the realities of an inflationary versus deflationary market. We’re also aggressively working to reduce total pharmacy costs by increasing efficiencies, and providing high-quality and cost-effective pharmacy services.

Finally, Tim will discuss in greater detail the factors affecting generic inflation. We believe, through our WBAD joint venture, we are well positioned to leverage our unique global retail wholesale relationships to create a long-term competitive advantage in the marketplace.

Turning to our front-end comp sales, which increased 1.3% in the fourth quarter, average basket size grew 3.5%, while traffic was down 2.2%, as we cycled a more aggressive promotional environment from a year ago. Key categories such as cough, cold, and allergies drove comp sales. As I mentioned earlier, our front-end margin continued to improve in the fourth quarter compared to the same quarter last year, with solid performance in health and beauty.

At the end of August, we had 82 million active Balance Rewards members, giving us valuable insights that allow us to target our promotional investments even more efficiently. We’re also offering store-wide events designed to further build loyalty.

In the quarter, we converted or opened 88 Well Experience format stores, giving us a total of 750, with plans for an additional 1,000 in the coming year. These formats offer more integrated health and wellness products and solutions, provide a private consultation room to receive health services and speak to your trusted pharmacist, and offer personal care on everyday items our customers value. We’re integrating these new store designs with digital and mobile technology to offer our customers ultimate convenience.

Finally, with our newest flagship store in the Wrigley Building here in Chicago, we now have 14 flagships in nine major markets. These flagships, along with our Well Experience stores, bring a real vibrancy to our markets, and build awareness of our brand.

Our strategic partnership with Alliance Boots contributed $0.06 of adjusted EPS accretion in the fourth quarter. Combined synergies reached $124 million in the quarter and $491 million for the fiscal year. For FY15, we’re introducing a full-year combined synergy target of approximately $650 million.

In addition, we’re making good progress on the integration of our two Companies. We recently held our first meeting in Bern, Switzerland, with the future Walgreens Boots Alliance leadership team to ensure we’re on track to close in the first quarter of calendar 2015. The meeting was extremely productive, as we prepare to launch our new Company, and hit the ground running on day one.

As you know, we also filed our preliminary proxy on September 16, and are now working toward obtaining all regulatory approvals and the vote of our shareholders. Finally, let me be clear: While the work under way to integrate our two Organizations is an important strategic priority, the overwhelming majority of our team remain focused on serving our customers, improving our top line, expanding margins, and bringing our costs down.

Now, looking ahead to 2015, we are well positioned to capitalize on industry tailwinds, an aging population, growth in chronic conditions, consumerization of health care, increased new generics, and growing demand for a personalized experience. With our suite of health care services, and team of professionals in our communities; with our approach to omni-channel access, and the strength of our loyalty program; and most important, the potential of our strategic partnership with Alliance Boots, we are positioned well to serve the needs of a changing customer and industry.

We expect to continue to drive sales and margin growth in the front end, offering ultimate convenience, the best in customer loyalty, and extraordinary customer care, with a focus on integrating health, beauty, and convenience. We also expect to continue to increase pharmacy volume and share with high-value customers through growth in Med D, enterprise specialty, and immunizations.

Building on our efforts to optimize our Enterprise and control SG&A, our three-year cost-reduction plan is already under way, looking at savings at the corporate, field, and store levels. We expect to begin to realize incremental benefits in FY15, and we will expand on these efforts, leveraging the expertise of both Walgreens and Alliance Boots moving forward.

We are realistic about the headwinds we face for the year: a cautious consumer, ongoing reimbursement pressure, generic drug inflation, and significant step-downs from Med D reimbursement rates. The market reality certainly creates a challenge for us in FY15, but one that we understand, accept, and are driven to meet.

With that, I’ll now turn the call over to Tim.

Tim McLevish - Walgreen Co. - EVP & CFO

Thank you, Greg. Good morning, everyone, and thank you for joining us on the call. I will begin with the details regarding our fourth-quarter performance, then provide a few thoughts on capital structure, expectations for FY15, and finish with some comments on our long-term goals.

As Greg noted earlier, for the quarter, we reported a GAAP loss of $0.25 per share. But this doesn’t tell the whole story. The GAAP loss of $0.25 per share walks to an adjusted earnings of positive $0.74 per share for the quarter, and is illustrated by this chart. The GAAP number is first adjusted by $0.90 to reverse the accounting treatment of the call option to purchase the remaining 55% ownership interest in Alliance Boots.

Let me elaborate on this. GAAP accounting require that upon amendment and exercise of the call option, the Company needed to compare the fair value of the amended option with the book value of the original option, and record a gain or loss to recognize the difference. Applying this standard, we determined that the fair value of the amended option, once exercised, was estimated to be zero.

This valuation is as a financial instrument without regard to its strategic value. This reduction in value is primarily due to the shorter duration of the amended option, and the appreciation since the original valuation in the price of Walgreens stock. The resultant effect required us to record a non-cash loss on the exercise of the call of $866 million, with no tax benefit — with no immediate tax benefit.

I will also point out that, for GAAP EPS purposes, and due to the loss, any outstanding stock options would be anti-dilutive, and they are not included in the share count. As a result, 956 million basic shares were used in the calculation for GAAP EPS. But since the adjusted EPS is positive, the effect of the diluted shares has been reflected. The remaining adjustments should be more familiar to you: a LIFO provision of a negative $0.01 per share; acquisition-related items were $0.11 per share, consisting of $0.06 of acquisition-related amortization, $0.01 of acquisition-related costs, and $0.04 from Alliance-Boots-related tax.

Finally, the special items had a net negative impact of $0.01 per share. This was comprised of a negative $0.10 impact of the warrants issued by AmerisourceBergen to Walgreens and Alliance Boots. Alliance Boots impact was reported on a three-month lag basis. Also, a gain on the sale of a business of $0.01 was partially offset by the positive $0.10 impact of store closures and other asset-optimization costs.

Turning now to comparable-store script numbers: On a one-year and two-year stacked basis, in the quarter, comp scripts increased 3.9%, on top of 7.1% in the prior year. The two-year stack, therefore, on script comps has improved dramatically, at or over 11% for both of the last two quarters.

This performance reflects growth of our underlying business, the ongoing progress in winning new Medicare Part D customers, an increase of 90-Day at Retail scripts, and the return of Express Scripts patients. According to IMS, we grew scripts 60 basis points faster than the retail industry in the quarter.

Likewise, we look at front-end comparable-store sales trends on both a one-year and two-year stacked basis. In the quarter, we reported a 1.3% front-end comp, with the individual components of this being basket size, which increased by 3.5%, and traffic, which decreased by 2.2%. You can see that comps have been positive for the last six quarters, and the two-year stacked comp trends have improved about 400 basis points since the second quarter of 2013.

Now on to margin: Adjusted gross margin was 27.9% in the current quarter, compared to 28.9% last year, a 100-basis-point decline. Margins were solid on the front end, but were weak in the pharmacy. Front-end margin benefited from our purchasing synergies, and our strategy of winning in the most important categories, particularly in health and wellness, and beauty, which is also driving market-share growth.

The primary drivers for the pharmacy margin decrease were increased third-party reimbursement pressure, partly due to contract step-downs; increased Medicare Part D business mix, including our strategy to continue driving 90-day prescriptions at retail; pronounced generic drug inflation on a subset of generic drugs; and the mix of specialty drugs. Partially offsetting these pharmacy margin decreases were the positive effect of the increased rate of introductions of new generics this quarter versus the year-ago quarter, and purchasing synergies in the pharmacy. As we look into the future, for the next quarter, we expect the negative factors impacting pharmacy margin to outweigh the expected benefit from new generic introductions and front-end margin improvement.

Let me say a few additional words about generic drug inflation. The dynamics under which generic drug and manufacturers can avail themselves of pricing actions has not changed. They’re able to raise prices when demand outpaces supply. These drug supplies can be impacted by a number of mechanisms, including regulatory actions by the FDA, resulting in the shutdowns of both API and finished dosage floor manufacturing plants; generic drug manufacturer consolidation and portfolio harmonization; API manufacturer consolidation; and FDA backlog on approvals; as well as a shrinking pipeline of first-to-market generic blockbuster launches.

Our current environment is experiencing all of these mechanisms, and as a result, the average inflation in our basket of generic drugs is mid-single digit, as measured on a comparable drug price basis. This change is caused by very large price increases in a small percent of molecules. Because these supply constraints and other factors are continuing, we expect that generic drug inflation will be with us for a while.

In the meantime, we are working diligently to minimize the impact of this inflation by tracking the movement of AWP, and are working with market participants to help them understand the importance of appropriate AWP adjustments to represent changes in actual drug costs, evolving our payer contracts to reflect the realities of an inflationary versus a deflationary market, and working through our joint venture to secure better costs by leveraging our unique global retail and wholesale value proposition to create a long-term, competitive advantage in the marketplace. Jeff Berkowitz is here with us today, and available to answer any further questions about this subject.

As you know, the mix of generic and specialty drugs can have a significant impact on gross profit margins, so we also focus on gross profit dollar growth in our Business. This next chart illustrates our one- and two-year stacked gross profit dollar growth trends on a GAAP basis for the last 16 quarters. The primary difference between GAAP and adjusted gross profit is the LIFO provision.

So, let’s review the one- and two-year stacked trends on an adjusted basis. Adjusted gross profit dollar growth increased 2.6%, compared to a strong 4.3% growth in the year-ago period. This growth was positively impacted by the comparable-store script and sales trends in both the pharmacy and front end, respectively. It was negatively impacted by the same factors that impacted pharmacy margin that I described earlier. Despite this impact, two-year stacked in adjusted gross profit dollar growth trended up for the fiscal year.

This chart illustrates our one- and two-year stacked SG&A dollar change trends on a GAAP basis for the last 16 quarters. Let me walk you through the adjustments to SG&A. For the quarter, GAAP SG&A dollar change was 4.8%. Our adjustments included 3.2% for store closures and other optimization costs, 20 basis points for acquisition-related costs, and, as shown, our adjustment also included 20 basis points for a decrease in amortization cost, 30 basis points for distributor transition costs, and 20 basis points for other small items in the quarter. The walk yields an adjusted SG&A dollar change of 2.1% for the quarter.

Two-year stacked adjusted SG&A dollar trends increased versus a year ago by 310 basis points, with a two-year stack of 3.6% change, up from 50 basis points last year. The two-year stack from a year ago included the period when we were out of the Express Scripts network in the fourth quarter of FY12. In general, two-year stacked SG&A dollar change has trended down over the last 16 quarters. Our operating model requires widening the gap between gross profit dollar growth and the SG&A dollar change.

Now I would like to provide a little bit more detail on a few components of the income statement. This quarter included a LIFO benefit of $18 million, versus a benefit of $8 million a year ago. Net interest expense for the quarter was $43 million, versus $55 million last year.

Our GAAP effective tax rate for the quarter was 231.9%, versus 35.4% last year. The loss on the Alliance Boots call option was non-deductible for tax purposes, resulting in this dramatic increase in the effective tax rate. This loss, however, is available to be carried forward, and offset against future capital gains through FY20. But under GAAP rules, we are not able to reflect the benefit until we have identified specific gains against which we can offset the loss.

Average diluted shares outstanding were 968 million, versus 957 million last year. The change is primarily due to options exercised, and the impact of a higher stock price on in-the-money options.

And now, a few words on our AB partnership. Combined net synergies for the quarter totaled $124 million; and for the fiscal year, $491 million. Adjusted EPS accretion totaled $0.06 for the quarter, and $0.43 for the fiscal year.

For the first quarter of 2015, we expect accretion from Alliance Boots to total $0.10 to $0.11, versus $0.14 in the quarter — in the first quarter of 2014. Note that last year’s accretion received a $0.07 tax benefit from the UK tax law change; and this year, a $0.02 benefit from AB’s acquisition of its partner’s interest in the joint venture. For FY15, we expect the combined synergies to be approximately $650 million. We’re very pleased with both the progress and the benefits we’re receiving from this partnership.

Now a couple words on working capital: Accounts receivable increased 22.3%. Let me explain the increase in accounts receivable. It’s primarily due to higher vendor funding receivables to the joint venture and AmerisourceBergen for rebates. This increase was partially offset by better third-party receivables.

LIFO inventories decreased 11.3%, and accounts payables decreased 6.9%, both in conjunction with the terms of our new agreement with AmerisourceBergen, as remaining generic pharmacy distribution transitioned to them. Under the terms of the agreement, we expect both the inventories — we expected both the inventories and accounts payable to decline. Overall, net working capital increased by 2.7% versus a year ago, an opportunity as we increase our focus on cash flow.

Speaking of which, let’s look at how we did. For the year, we generated approximately $3.9 billion in cash from operations, versus $4.3 billion in the year-ago period. Free cash flow in the fiscal year was $2.8 billion, versus $3.1 billion in the prior year. The lower cash flows in the year were primarily due to changes in working capital I just mentioned.

Our capital allocation policy is structured to ensure a balanced and disciplined approach to capital, and includes investing across core businesses at suitable returns to drive organic growth; pursuing strategic opportunities, including M&A, that meet our return requirements and drive long-term growth; maintaining a strong balance sheet and financial flexibility, with a commitment to solid investment-grade credit ratings; and returning cash to shareholders by committing to a 30% to 35% dividend pay-out target over the long term; and finally, returning cash to shareholders in the form of share repurchases.

As you know, we are currently executing against our $3-billion share repurchase authorization. Many investors have recently asked us about the potential for incremental share buybacks beyond that $3 billion. As you know, the level of share repurchases are a function of many considerations, including the impact on the cost of debt, leverage ratios, credit ratings, the relative return on the investment, and alternative uses of free cash. We will continue to discuss our capital allocation policies with our Board, and will make any future changes when appropriate to maximize shareholder value.

Now let me comment about FY15. While we have set a new goal for FY16, the trajectory to get there is not linear. The tailwinds we expect through FY16 will be largely offset in the short term. Of note, our reimbursement rate pressure, including specifically lower Medicare Part D reimbursements coming in January of 2015, and the continued impact of generic drug inflation. Also affecting the EPS growth rate in 2015 is the timing of the close of Step 2 with Alliance Boots.

Our adjusted tax rate is expected to be between 29% and 30%. Our share count at FY15 year end is expected to be approximately 1.1 billion shares. The average shares outstanding for the year will be subject to the timing of the close and the pace of our share repurchase. We will continue to focus on utilizing available cash to offset dilution; that is, the impact of dilution due to options exercised and the dilutive impact of in-the-money unexercised options.

In FY14, CapEx was $1.1 billion. This was below our original plan of $1.4 billion, as we slowed some investing in Well Experience stores until we further optimize the investment and roll-out plan. In FY15, we now plan to convert or open an additional 1,000 stores to the Well Experience format. The step-up in expected CapEx to $1.7 billion reflects this new expansion plan.

We would also like to provide some further clarification on interest expense for 2015. Due to market sensitivity around our financing plans, we cannot provide any specific estimates at this time. We will be in a better position to provide this on our next earnings call.

But to give you some perspective, I would offer the following. We have an obligation to deliver $3.1 billion in Sterling at close. That equates to approximately $5 billion at today’s exchange rates. We are factoring that obviously into our financing plans.

We also intend to refinance substantially all of Alliance Boots’ debt at closing, to optimize our capital structure, and take advantage of lower rates afforded by our combined credit profile. You can look to AB’s last reported gross debt balance for a reference point, but please understand that does not reflect the debt issued and assumed with the recent acquisition of FASA.

Finally, you can assume our current reported interest expense is a reasonable run rate for 2015 for legacy Walgreens interest expense. In order to accomplish our Step 2 objectives, we would look to secure the necessary capital in advance of our expected closing, which we’re targeting for the first quarter of calendar 2015. In our first quarter of FY15, we expect our interest expense to be comparable to the fourth quarter at $43 million, the tax rate to be approximately 30%, and the average share count to be about 957 million shares.

Before closing, I want to take the opportunity to make sure that everyone understands the major elements in the reconciliation of the original FY16 adjusted EBIT goal that the Company first presented in the summer of 2012, to the new adjusted EPS goal announced this past August. This slide identifies the relative sizes of the four major elements involved in the walk from the old goal to the new goal — namely, Walgreens front end, Alliance Boots, Walgreens pharmacy, and finally, the Walgreens incremental cost savings. Even though we’re not quantifying the size of each element in this reconciliation, we wanted to give you a sense of the relative magnitude, as well as some of the individual factors, for each element contributing to the shortfall.

With that, I’ll turn it back to Greg for a few final remarks.

Greg Wasson - Walgreen Co - President, CEO

Thanks, Tim. Let me close by saying that, overall, the quarter met our expectations, and closed on a challenging, important, and historic year for Walgreens. We recognize we have more to do, as FY15 is another milestone year for our Company. We have two very important opportunities ahead of us. The first: drive performance and execution for Walgreen Co. And the second: establish Walgreen Boots Alliance as the first global pharmacy-led health and well-being Company.

A few weeks into FY15, I am confident in the combined leadership team we have put in place. We’re already working well together to develop and implement plans to improve performance across the Business. We have the discipline and focus we need to deliver the performance you expect.

Finally, as we close the book on FY14, I want to thank our customers, the Walgreens and Alliance Boots teams, and our shareholders for their commitment to our Company and confidence in our future. We are equally committed to meeting your expectations, as we bring two great companies together to create something even greater for all of us. Thank you, and I’ll now turn the call back to Rick.

Rick Hans - Walgreen Co - Divisional VP of IR & Finance

Thank you, Greg and Tim. That concludes our prepared remarks. We’re now ready to take your questions. Please limit yourself to one question. Amanda?

QUESTIONS AND ANSWERS

Operator

Thank you.

(Operator Instructions)

Our first question comes from Robert Jones with Goldman Sachs. Your line is open.

Robert Jones - Goldman Sachs - Analyst

Great. Thanks for the questions and all the detail this morning. Obviously the big focus in the industry has been around pharmacy reimbursement. We heard one of your competitors a few weeks ago talk about increased pressure that they’re now anticipating, given some of the contract negotiations that they’re in the midst of. I know you guys called out Part D rates and ongoing general reimbursement pressure this morning.

But I was hoping you guys could just delve into it a little bit deeper, and maybe give us some order of magnitude of how you’re thinking about the reimbursement rates as we get into the FY15. Maybe on a historical perspective, how are you anticipating this reimbursement pressure relative to what we’ve seen in previous years?

Greg Wasson - Walgreen Co - President, CEO

Yes, Bob, thank. I’ll let Jeff weigh in here a bit, as well. I think as we laid them out quite well, frankly, I think commercial reimbursement pressure, ongoing reimbursement pressure, will be on the order of magnitude of what we’ve seen going forward. Part D, our one-year contracts — as you know, certainly this past year that market became much more competitive, with the preferred plans and other providers wanting to get into those plans, primarily because of the share gains we were realizing.

With 2016, we don’t expect to see that significant of a step-down. We think there will continue to be pressure as plans are looking to control costs. Certainly with generic inflation being a big driver of those contracts versus the deflation that we’ve seen over the past, we’re going to have to really understand and understand where generic inflation is going. Jeff, I’ll let you weigh in a little bit.

Jeff Berkowitz - Walgreen Co. - Co-President, Walgreens Boots Alliance Development

I think Greg, just on that point, as the generic inflation dynamic has unfolded over the course of the past 12 months, we have been developing contracting strategies to adjust it more proactively. We started to incorporate protections into our agreements that adjusted the inflation dynamic that we’re seeing. We’ve actually successfully incorporated some protective language in one of our first major renewals moving forward.

With that as a baseline, we are beginning to construct evolved payer arrangements. The generic inflation impact really impacts a variety of stakeholders, not just retail pharmacy. As our reimbursement agreements continue to cycle through, our own stakeholders are going to have to continue to adjust to their potential new reality of fewer new generics being launched, and inflation on a small sub-set of mature generics — which may mean that payers will come to expect lesser discounts from pharmacies, and clients of payers may get less discount guaranteed as contracts come around for renewal, and we continue to see inflation.

Robert Jones - Goldman Sachs - Analyst

Jeff, I think that makes sense. I guess just one follow-up on that issue. It sounds like you guys have made some progress. But do you think that ultimately this issue around dealing with inflation is something you guys can actually mitigate through better contracting, or do you think you need to see legislative action take place in order for this not to be kind of a structural issue for the industry going forward?

Greg Wasson - Walgreen Co - President, CEO

Bob, I’ll lead off, and then Jeff get to specifics. I think it will probably end up being both. I think certainly we do think it’s going to persist based on our intelligence and all the industry intelligence that we’re seeing out there. It’s hard to predict. I think Jeff and his team have really ramped up their predictive modeling so we can understand what may happen going forward.

I think we may indeed see the benchmark — the tables begin to reflect what’s really going on with cost inflation. We’re beginning to see some of that as we speak. Then a lot of the different things that Jeff and team are doing with regarding putting inflation protection in the contracts, and so forth. I think we’ll begin to be able to get after it.

Robert Jones - Goldman Sachs - Analyst

Great. Thanks for the questions.

Greg Wasson - Walgreen Co - President, CEO

Thanks, Bob.

Operator

Our next question comes from Mark Miller with William Blair. Your line is open.

Mark Miller - William Blair & Company - Analyst

Hi, good morning. Question on cash flow. Came down in FY14, even as you trimmed your CapEx budget. I guess as we look ahead with the step-up in CapEx, and more of the Well Experience stores, can you give us a sense for how free cash flow of the organization may trend. The other pieces being just a little further understanding of where working capital goes, and also the relationship with AmerisourceBergen? Thanks.

Tim McLevish - Walgreen Co. - EVP & CFO

I’ll take that one, Mark. Obviously we’ll have some step-up in earnings, so there will be a positive component of that. I think the majority, if not all of the step-up in inventories — the step-up in accounts payable and receivables resulting from our arrangements — will have already been reflected in 2014, so we shouldn’t see an increase there. I think we need to continue to work at our working capital. I would expect to be pushing that down rather than up. Obviously we’ve identified that there will be a step-up in CapEx for the year.

Mark Miller - William Blair & Company - Analyst

As a follow-up, then, netting that all together, Tim, are we expecting an increase in free cash flow, and just any sense for magnitude? Thanks.

Tim McLevish - Walgreen Co. - EVP & CFO

I would say it’s probably not materially different from what we saw in this year. I think that’s clearly a focus area as we go forward to improve our cash flows, but immediately I don’t anticipate that it’s going to be a material change for 2015.

Mark Miller - William Blair & Company - Analyst

Thanks.

Tim McLevish - Walgreen Co. - EVP & CFO

Thanks, Mark.

Operator

Our next question comes from Ricky Goldwasser with Morgan Stanley. Your line is open.

Ricky Goldwasser - Morgan Stanley - Analyst

Good morning, and thank you for the color that you provided on the call. Digging a little bit further, when we think about the head winds that you expect in FY15, and then the cost-cutting initiative that you’re launching, or that you launched to offset, can you help us understand the magnitude, the dollar magnitude, of the head winds? We’re not looking for line item by line item, but you gave us a number through the end of FY16 for both. If you can just clarify what percent of that is going to materialize over the next 12 months would be very helpful?

Greg Wasson - Walgreen Co - President, CEO

Ricky, maybe I’ll start and let Tim weigh in. I think we did say without giving the actual numbers that certainly we wouldn’t expect to see a linear progression from what you saw 2014 through 2016. I think that’s the main thing. I think we do see significant head winds yet in 2015. As we said, we think that a lot of the tail winds that we see will be outweighed by those head winds with generic inflation persisting and so forth. With that said, we do feel that we’re taking concrete actions now that are giving us confidence that we certainly can hit and exceed the 2016 goals. But I guess without breaking it down bit by bit, certainly it will not be a linear progression from 2014 to 2016. Tim, any color?

Tim McLevish - Walgreen Co. - EVP & CFO

I agree with that. We talked about — at-risk of repeating what you just said, and what we said in the script — but that we will experience these short-term head winds before — that will take a big chunk of the tail winds that we have coming that will drive us to 2016. In the mean time, we’re undertaking cost-cutting program. We’re well into that. How much of it actually will materialize in this year, particularly as we see the head winds, we’re stepping up the pace on that. We’ll work at accelerating that to the degree we possibly can. We’ve already undertaken some hiring freezes and some other actions to reduce the costs for the year.

Ricky Goldwasser - Morgan Stanley - Analyst

When we think about these cost cuts, it sounds like hiring freeze is probably going to cap growth of SG&A, rather than take out SG&A. You talked a little about cost cuts coming from corporate-level expenses. Have you been able to identify some significant cost-savings opportunities at the store level, as well? Again, should we think about it more as like a 2016 opportunity?

Greg Wasson - Walgreen Co - President, CEO

Ricky, maybe I’ll start with the fact that with Tim coming on as CFO, and certainly the Walgreen Boots Alliance Finance Director, Tim’s going to be quarterbacking costs across the group, as well as making sure we have the targets that we expect and think we need to get. Alex Gourlay, certainly with taking on the US business as President-elect will own and be accountable for the WAG business with Mark Wagner, who’s coming out of the stores, and one of our strong leaders as far as executing, will be leading that for Alex. I’ll let Alex give a little color on where he’s identified the sources for phase one and then his second and third phases, as how he’s looking at it. Alex?

Alex Gourlay - Walgreen Co - EVP, President, Customer Experience & Daily Living

I think that we see some opportunity in the near term to really stop spending, as you said, money which is not really having impact positive in customers. The first phase will all be about protecting the customer end and working back the way. We’re pretty confident that we see opportunities we can get into 2015, but we have more work to do to first of all ensure we can, and then confirm we can. We feel pretty good about that. Going forward as you said, the majority of the structural changes will happen towards 2016, as we think about how do we actually set the business up for the future.

Ricky Goldwasser - Morgan Stanley - Analyst

Thank you.

Greg Wasson - Walgreen Co - President, CEO

Thanks, Ricky.

Operator

Thank you. Our next question comes from Meredith Adler with Eric Kutcher.

Eric Kutcher - Barclays Capital - Analyst

Hi, it’s Eric Kutcher and Meredith Adler from Barclay’s. A question for Tim and perhaps Jeff. When you entered the relationship with AmerisourceBergen, you believed generic pricing was deflationary in trajectory. Now you see inflation and it sounds like it’s here to stay. Does ABC have, or Amerisource, have a role to play in offsetting the negative inflationary impact, or does that responsibility really lie with WBAD? How has WBAD’s game plan changed? You talked about the changes at Walgreens relative to contracting. How have you changed your manufacturing strategy for an inflationary environment?

Tim McLevish - Walgreen Co. - EVP & CFO

Yes Jeff, Meredith. I guess I’ll take the second one first, because we’ve actually got quite a few things that we’ve been doing in the short term and that we can do in the longer term. I think we continue to believe that the coming together of Walgreens and Alliance Boots, as well as the strategic alliance with ABC, is providing a long-term, sustainable competitive advantage in the market place, as Greg had mentioned. Even right now, despite this inflation on a very small subset of molecules, I think we have to keep in mind that the vast majority of molecules continue to experience deflation versus this small amount of hyper-inflation on a very small amount of molecules.

Just right now WBAD has been able to roll out a new and enhanced price protection policy with generic manufacturers that provides actually lengthier protection to Walgreens in an inflationary environment, providing more flexibility for us to develop alternatives, and also more time to allow associated dynamics to catch up. I think this dynamic over the past 12 months has also forced us to tighten the systems and processes and communication between the teams. So we’ve enhanced our analytics that now allow us to much more proactively forecast where we may see inflation, which is allowing us to take much more initiative and be preemptive, rather than reactive, in the face of that inflation.

In terms of ABC, certainly when you think about the Walgreens Boots Alliance Development organization, WAG, AB and ABC, we’ve really brought together four of the best-in-class generic procurement teams across four companies with an extremely large amount of volume, which is very important to the generic manufacturer. The volume and the relationships that we have with ABC has really helped us continue to manage the dynamic moving forward.

Eric Kutcher - Barclays Capital - Analyst

When you see price — when you say price protection is now being built in, can you expand on what that means, and how that comes to play?

Greg Wasson - Walgreen Co - President, CEO

I think maybe I’ll, Eric, weigh in for Jeff. We don’t want to go into that too much, obviously. We want to make sure we maintain a competitive advantage. But I think what Jeff has done, and team within WBAD have worked with the manufacturers to get us additional protection as we go forward, to give us time to react. I think I’d like to withhold any more information than that.

Eric Kutcher - Barclays Capital - Analyst

That’s fair. I guess the last question would be do you feel like most of that pressure that’s not structural or product mix is coming from a relatively limited number of manufacturers? Do you think the movement towards sourcing efforts helps create that push for more inflation?

Greg Wasson - Walgreen Co - President, CEO

Well, again, I’ll weigh in. I think it’s a host of things that have driven that inflation. Certainly there’s consolidation in the buying space with us and three or four other large buyers buying about 80% to 90% of the generics. At the same time there’s been some consolidation in the supplier. But with that said, I wouldn’t say that’s all of it. There are a lot of other dynamics — I see Jeff wanting to weigh in here — that are really at the root cause. Some of those will be more sustained or longer — more persistent than others. Jeff?

Jeff Berkowitz - Walgreen Co. - Co-President, Walgreens Boots Alliance Development

I would look at it as more molecule-led than vendor-led. We continue to forge very deep relationships at the highest levels and on a global scale with the major generic manufacturers, but the inflation that we’re seeing is really not associated with any one particular vendor. It’s really based on the molecule opportunity where there’s harmonization in the portfolios, or manufacturers have supply issues, or are pulling out of molecules, where that price opportunity comes. Somebody then takes an increase, and the others feel some confidence to follow, sometimes later than others. So I’d look at it from a molecule perspective and a supply perspective, versus a vendor perspective where we’ve developed very deep relationships.

Eric Kutcher - Barclays Capital - Analyst

That’s very helpful. We’ll pass it on.

Greg Wasson - Walgreen Co - President, CEO

Thank you.

Operator

Thank you. Our next question comes from George Hill with Deutsche Bank. Your line is open.

George Hill - Deutsche Bank - Analyst

Good morning. First of all, Tim, welcome aboard.

Tim McLevish - Walgreen Co. - EVP & CFO

Thank you.

George Hill - Deutsche Bank - Analyst

Maybe I’ll hop right into it. Jeff, can you quantify for us — I’m going to keep coming back to slide 37 here in the — I’m sorry, 33 in the presentation. Can you quantify how many of the payer contracts have been addressed, or how much of the dollar value of the payer contracts has been addressed with respect to generic drug price inflation — the necessary reimbursement changes that need to be made, Part A. I guess Part B to my question would be between Jeff and Tim, if I look at that Walgreens pharmacy red box on slide 33, how much of that should I think of as at risk or flexible with respect to the Company’s success and being able to renegotiate some of these payer contracts?

Greg Wasson - Walgreen Co - President, CEO

I’ll let Jeff weigh in on the first one, and Tim, as far as contracts.

Jeff Berkowitz - Walgreen Co. - Co-President, Walgreens Boots Alliance Development

I’d say our contracts span different contracting strategies, depending on who we’re working with, and we sign multi-year agreements that come up over time. As I said earlier, we’ve already started to incorporate that protection into our agreements, addressing the inflation dynamic. We already have a proved plan in that we successfully incorporated some protective language in one of our first major renewals since the dynamic has taken place.

I think we’ll continue to work very closely with our managed care customers over time to help them understand the dynamic, and also help them understand the downstream impact to their own customer and client base, as they need to work with them on the different financials that are taking place in an inflationary market.

Tim McLevish - Walgreen Co. - EVP & CFO

I’ll respond to the second part of your question, George. I think you’re referring to the box called Walgreen’s Pharmacy, and identifies the major component piece as being

Medicare Part D. I don’t anticipate there’s going to be material changes. We will continue to endeavor to mitigate any of these we possibly can; but I think the Medicare Part D rates are going to continue to decline. I don’t see a lot of hope out for that. We are seeing some of the volume recovery from the Express Scripts a couple years ago, but that’s pretty much on pace with what we had anticipated when we put together this back in August.

The generic, we talked a lot about that. You have as good a sense for that as we do based upon Jeff’s comments. Again, the commercial reimbursement rate, we continue to try to embed that in the contract. It’s unlikely that we’re going to go back and get a step-up for already inflation. What we would hope we would mitigate and minimize is any impact from future inflation. I think this is a pretty realistic depiction of what we should anticipate on a going-forward basis. It doesn’t mean that we’re every day not out there trying to find ways to offset it through any of these mechanisms. Obviously as we talked about, driving cost improvement is another major area we’ll continue to work on.

George Hill - Deutsche Bank - Analyst

Okay, so it sounds like there’s probably not a lot of upward relief, but maybe we can mitigate the downward pressure. I guess just a quick follow-up on that would be with respect to the synergy targets you guys have highlighted, that it’s going to be — it’s actually a pretty non-linear ramp as we think about 2012, yet a big step-up in 2013. 2014 is little — 2014 was a big step-up. 2015 is a little flatter. It looks like 2016 is a big step-up. Can you provide any of the color on any of the moving pieces, aside from the close of the deal on what drives the synergy step-up in fiscal 2016? I’ll hop back in the queue with that.

Greg Wasson - Walgreen Co - President, CEO

George, maybe I’ll — I think certainly start with the fact that the good thing is the first two years of the program we’ve exceeded those synergy targets. We still feel confident we will exceed actually the $1 billion in 2016. The leveling off, so-to-speak, from what we’ve seen in 2015 or the slight or lesser increase, was planned.

The first couple years, Jeff and team and John Donovan did a great job getting at the synergies from generic drug procurement that we talked about. That was the — I don’t want to call that easy by any means, Jeff will throw something at me. That’s certainly where we saw the earlier opportunities the first two years.

The longer-term synergy opportunities, which are things like owned brand expansion within the Walgreen front of store, front of store improvements across both Boots and Walgreens, we knew were longer term. We knew they would come in 2015, 2016. Alex has done a terrific job in building confidence with pilots to help us understand how to roll out some of those opportunities and when they will come.

It was planned. We’ve realized earlier synergy opportunities. That’s what we went after first. We feel confident we’ll get the longer-term synergies in 2016. Maybe I’ll let Alex give you some proof points as to why we do feel confident in that slope.

Tim McLevish - Walgreen Co. - EVP & CFO

If I can interject one thing. I observed that there is a flattening going into 2015 of that synergy level. We stand behind the ultimate objective. We think we’re on track to get that. As Greg pointed out, we did see a little flattening of the curve in 2015.

The large piece of that is — and not to diminish all the good work that’s been done by Jeff and the WBAD team. The first step was drugs, and there’s a defined specs. There’s a defined limited number of drugs, and there’s a defined number of manufacturers and suppliers of that. Going after that was we’ll say — I would say the low-hanging fruit. Not easy, but low-hanging fruit.

As we get into the next step, we’re expanding the number of items, we’re expanding the manufacturers. Now we don’t have defined specs as we get into front of store, and as we get into goods not for resale, there’s more front-end work before we’re ready to approach the manufacturers. Then there will be, in all likelihood, some transitions from one brand to another, or from one manufacturer to another. It just takes more time before we can get it. You’ll see a little bit of flattening still moving forward, but a little bit more flattening in 2015. Then we’ll realize the benefits of a lot of that good work in 2016 and forward.

Greg Wasson - Walgreen Co - President, CEO

I think it’s important enough topic. I think Alex if you could weigh in with some proof points that give us the confidence, it would be helpful, probably.

Alex Gourlay - Walgreen Co - EVP, President, Customer Experience & Daily Living

Sure. I think as I said already, the front-end margin expansion has been driven by a deliberate strategy, which is to really drive our health, beauty, and wellness categories. We were confident because we’re starting to see some winning share in the market. Secondly, by the working with Alliance Boots team to really build and drive our own brands, particularly again in health, beauty, and wellness. Both these we’re feeling good about. There’s been solid progress made in the market in front of customers, as you see by both the market-share performance and also by the margin expansion you see in Q3 and now in Q4.

The signs are there, and as Greg said we also have a number of pilots running in partnership with the AB team. The relationships there are really strong. When we come together in stage two I’m really confident that Ken Murphy and the team who are running the global brands will give us even more power to improve the front end. As a floor in terms of margin in these more (inaudible) to make sure that we can actually change consumer behavior — the point that Tim made. But the signs are good and the relationships are strong.

George Hill - Deutsche Bank - Analyst

That was helpful. Thank you.

Operator

We have time for two additional questions. Our next question comes from Scott Mushkin with Wolfe Research. Your line is open.

Scott Mushkin - Wolfe Research - Analyst

Thanks, guys. Thanks for fitting me in. I really appreciate it. Just to clarify, we talked about not linear. Are our expectations for EBIT in core Walgreen down next year?

Greg Wasson - Walgreen Co - President, CEO

Tim?

Tim McLevish - Walgreen Co. - EVP & CFO

No, they’re not down. We aren’t going to see the step-up to the level that we’ve identified in 2016 relative to 2014, but we aren’t anticipating a decline.

Scott Mushkin - Wolfe Research - Analyst

You’re not expecting an EBIT decline, flat out, in core Walgreen in.

Tim McLevish - Walgreen Co. - EVP & CFO

Correct.

Scott Mushkin - Wolfe Research - Analyst

Okay, great. It seems like the synergies — we got 350 there, we’ve got savings here of $1 billion, that the 425 to 460, it seems like we’re favoring the low end, given the challenges in the business. Or am I misreading that?

Tim McLevish - Walgreen Co. - EVP & CFO

I really don’t — we have a range. We still have lots of moving parts. Narrowing that range is not something we’re prepared to commit to at this point, either on the down side, nor the up side. I think it’s a reasonable range. I think that we’ve reflected kind of a low end and a high end likelihood. I think at this point we wouldn’t want to make any further comments on it.

Scott Mushkin - Wolfe Research - Analyst

Okay. Greg, could you talk a little about the culture? A lot of changes at the Company, a lot of cost savings. We’ve heard some grumblings that people are a little bit nervous. Could you maybe address the cultural issues?

Greg Wasson - Walgreen Co - President, CEO

Yes, Scott. I think any big merger combination of two iconic brands, there’s going to be some degree of angst, and that should be expected. I feel good about the culture and how it’s coming together. It’s the reason I actually put some comments in my script about the meeting we had a couple weeks ago over in Bern with the new WAG, Walgreens Boots Alliance leadership team coming together. That was a very energizing couple days together in Bern.

I think what probably is driving that is, one, we have worked together for a good couple years now. I think there’s been a lot of cross-pollinization, so to speak, already happening. I also think now that the Board has approved the option, we have certainty now that we are going to bring us together — if indeed certainly our shareholders approve the additional shares. There’s a time — instead of years, it’s months. I think that’s always a good thing. I think it starts with Stefano and I. I couldn’t ask for a better partner in Stefano. Certainly the leadership team coming together like they are, and we’ve seen over the last couple weeks, I think is very encouraging. Thanks, Scott.

Operator

Thank you. Our next question comes from Lisa Gill with JPMorgan. Your line is open.

Lisa Gill - JPMorgan - Analyst

Thanks very much. As I look at the tail winds and head winds, it seems that they’re very generic when you talk about aging population, et cetera. Greg, is there anything more specific that you think is going to drive Walgreens next year? For example, are you seeing any changes in commercial narrow networks, where you could pick up an increase in market share? I also noticed that you didn’t talk about the Affordable Care Act at all as being a potential tail wind to the future. I was also curious as to what you saw in your fiscal 2014 for ACA?

Greg Wasson - Walgreen Co - President, CEO

Lisa, I think that one of the things that could become greater and greater tail winds — and I think it’s what Jeff is alluding to — our focus on building strategic relationships with more and more payers is gaining momentum. For example, we’re working extremely well with Express Scripts. As you know we launched our Smart90 Program with them a while back. We’re working together on some unique things. I think other payers, health systems, we’re beginning to gain traction with some of the things we’re doing with some of the large health systems around the country.

As far as ACA, it’s still early. I think we’re probably seeing 20 to 30 bips in lift. For the nearest we can tell, as you know, there’s a lot of moving parts there. A lot of folks move from one plan to another. But as best we can see, we’re seeing probably early on about a 20- to 30-bip lift in script business. We think that will improve as we go forward. But I think it will really come down to what Jeff refers to as market access. As we look at more and more access with pharma for specific products such as specialty limited distribution drugs and other things we’re doing, as well as the right access with the payer markets in the US, I think we’ll begin to build those relationships.

Lisa Gill - JPMorgan - Analyst

Great. Secondly, Tim, we read in the proxy statement you could back into a number. I think that you came back out with an 8-K saying that number you could back into for 2015 really was assuming that AB was part of the Company for the full year. If we were to back out AB for the half a year, is that a good number for us to be thinking about for 2015? I know you’re not giving specific guidance, but just referring back to that proxy statement, is that something that you’re comfortable with?

Tim McLevish - Walgreen Co. - EVP & CFO

You know, we haven’t given — you referenced half a year. We haven’t said exactly when we anticipate closing, and there’s some other moving parts with respect to the lag, et cetera. The analysis that Goldman did was predicated upon our internal plans. We stand behind those, but the percentage of the year — and there’s a whole bunch of things as we consolidate, and the results of that and the financing impact and all those sort of things. I don’t think you can simply extrapolate or interpolate from the numbers you’ve seen. So a simple half-year convention probably wouldn’t be sufficiently robust analysis to kind of capture it.

Lisa Gill - JPMorgan - Analyst

Okay. I appreciate that. Thank you.

Greg Wasson - Walgreen Co - President, CEO

Thanks, Lisa.

Operator

This concludes our Q&A session. I’d like to hand the call back to Rick Hans for closing remarks.

Rick Hans - Walgreen Co - Divisional VP of IR & Finance

Folks, that was our final question. Thank you for joining us today. As a reminder, we will report September sales on October 3. Until then, thank you for listening.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may all disconnect. Everyone have a great day.

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Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times

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